Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hailios, Inc.
102 W Colorado Ave
Colorado Springs, CO 80903
www.hailios.com

Up to $1,069,998.16 in Common Stock at $1.21
Minimum Target Amount: $9,999.44

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hailios, Inc.
Address: 102 W Colorado Ave, Colorado Springs, CO 80903
State of Incorporation: CO
Date Incorporated: March 02, 2017

Terms:

Equity

Offering Minimum: $9,999.44 | 8,264 shares of Common Stock
Offering Maximum: $1,069,998.16 | 884,296 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.21
Minimum Investment Amount (per investor): $249.26

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

$1000 - Tier I - Invest $1,000, and receive 5% bonus shares.

$5000 - Tier II Invest $5,000, and receive 10% bonus shares.

$10000 - Tier III Invest $10,000, and receive 15% bonus shares.

$25000 - Tier IV Invest $25,000, and receive 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hailios will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.21 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $121. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company

surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Hailios has developed one of the world's first wireless, ultra-compact, hail sensor and analytics platforms. We capture unique ground data on how weather and the environment affect individual buildings, homes, crops and infrastructure.

Severe weather and climate disaster events that caused over $1B worth of damages have cost the US over $2T since 1980*, with $1T in losses occurring in just the last decade. Severe thunderstorms cause $36B in insured losses each year globally.**

Hailios works with insurers and precision agriculture companies to deploy networks of our low-cost IoT sensors in major cities and cropland around the world. Our sensor data provides ground-level validation of weather and overall environmental impact in areas where they are deployed. This in turn can be used to automate claims, reduce fraud, provide proactive notifications, and make payouts happen in days rather than months.

Our business model is simple. We provide our sensors, 24/7 monitoring and data on a subscription basis. Hailios provides all firmware updates or equipment upgrades as needed during the subscription, as well as any replacements needed due to damage or

in the rare case of failures.

Hailios originally started technology development in Europe via Hailios AG. As it became clear that the United States was the best place to headquarter itself, we transferred all technology and IP rights over to Hailios Inc. when it was formed in March of 2017. Hailios AG now operates as a major shareholder in Hailios Inc only and has no operational responsibilities or influence over it.

* https://www.ncdc.noaa.gov/billions/

** https://www.iii.org/fact-statistic/facts-statistics-tornadoes-and-thunderstorms

Competitors and Industry

Industry: Weather Modeling and Verification

This industry is typically comprised of radar analysis technologies and traditional instrumentation to build weather and climate models pre and post-event.

Weather plays a significant role in global businesses and is estimated to impact US gross national product by $1T every year with 95% of all companies in the US using weather information according to recent studies by the National Weather Service.* The global weather information technologies market was valued at $9.41B in 2019, with an expected CAGR of 8.5% through 2027, resulting in a market value of $18.07B.**

* https://www.washingtonpost.com/weather/2019/06/07/trillion-economic-blow-cost-extreme-weather-us-is-worse-than-we-thought/ and https://www.forbes.com/sites/jimfoerster/2020/01/24/whats-the-difference-between-private-weather-companies-and-the-national-weather-service/?sh=32dd5084a29b)

** https://www.grandviewresearch.com/industry-analysis/weather-information-technologies-market)

Competition:

Understory Weather - Well-funded startup with weather sensing tech. 9x more expensive and 10x bigger than Hailios. They have formed their own insurance company as the most recent move to gain market traction. Primary customer = Insurance/Self.

Kisters/Hydrological Services - Old weather instrumentation company based out of Germany. 8x more expensive, significantly larger and difficult to install. Requires a permanent mounting structure, car batteries and user-provided sims. Extensive calibration is required. Primary customer = Meteorological.

Sommer Messtechnik - Weather instrumentation company based in Austria. Difficult installation and 6x more expensive. Extensive calibration is required. Primary customer = Meteorological.

Current Stage and Roadmap

Our product is in full production and producing revenue. The next phase for product development is to layer in additional sensors for precision farming, such as soil probes, moisture sensors, etc.

We are raising capital to expand globally. We have additional requests for our products in Australia, Canada, Brazil, Europe and Africa at the moment. This will be across verticals for Auto Dealers, Commercial Real Estate, and Crop-Hail protection. We are strategically situated with many global partners that act as our distribution to new regions.

The Team

Officers and Directors

Name: Lucas Schiff

Lucas Schiff's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 02, 2017 - Present
  Responsibilities: Overall execution of business, modeling, business development. Current salary of $120,000 per year with 32,500 shares of Common Stock via Hailios AG.

- **Position:** Director
  Dates of Service: March 02, 2017 - Present
  Responsibilities: Oversight of corporate function

Other business experience in the past three years:

- **Employer:** Energy Evolved
  Title: President
  Dates of Service: April 01, 2010 - Present
  Responsibilities: Overall business and consulting practices

Other business experience in the past three years:

- **Employer:** Vintage Vine Imports
  Title: President
  Dates of Service: February 01, 2010 - Present
  Responsibilities: Overall business

Other business experience in the past three years:

- **Employer:** Mint Things
  Title: Board of Directors
  Dates of Service: July 15, 2018 - Present
  Responsibilities: Advisory

Other business experience in the past three years:

- **Employer:** Nimbus 9, Inc
  Title: Founder, Board of Directors
  Dates of Service: January 15, 2014 - Present
  Responsibilities: Advisory

Name: Carsten Neufing

Carsten Neufing's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO
  Dates of Service: March 02, 2017 - Present
  Responsibilities: Overall technology development and execution. Current salary of $120,000 per year with 246,834 shares of Common Stock via Hailios AG.

- **Position:** Chairman, Director
  Dates of Service: July 10, 2021 - Present
  Responsibilities: Oversight of all board activities

Other business experience in the past three years:

- **Employer:** Hailios AG
  Title: President
  Dates of Service: July 28, 2015 - Present
  Responsibilities: Management

Name: Elmar Will

Elmar Will's current primary role is with Prom Hong Kong Ltd. Elmar Will currently services 0 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: July 10, 2021 - Present
  Responsibilities: Company oversight

Other business experience in the past three years:

- **Employer:** Prom Hong Kong Ltd
  Title: President/CEO
  Dates of Service: February 04, 2013 - Present
  Responsibilities: Overall direction, strategy, management

Other business experience in the past three years:

- **Employer:** Big Trend Trading Ltd
  Title: President
  Dates of Service: August 19, 2016 - Present
  Responsibilities: Management

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock Securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock Security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to One Million Seventy Thousand Dollars ($1,070,000.00) in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will

choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing hardware and a platform for weather data. Our revenues are therefore dependent upon the market for weather data.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the

event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It

should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Hailios was formed on March 2, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hailios has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the

Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hailios or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hailios could harm our reputation and materially negatively impact our financial condition and business.

Key Man

Our business is substantially dependent on our executive officers and the loss of service of any of these individuals would adversely affect our business. Lucas Schiff is a Director, our President, and Chief Executive Officer and responsible for overseeing

our business, developing our business plan, product and technology development and the strategic vision of our company. Carsten Neufing is our Chairman and Chief Technology Officer and is responsible for our technology and product development efforts, as well as board documentation and fiscal oversight. None of these individuals has executed an employment agreement, non-compete or non-disclosure agreement with our company. Each of these individuals is critical to the perceived success of our business. The loss of service of any of these individuals would adversely affect our business. There is no assurance we would be able to replace either of such individuals, or if so, on terms that were acceptable to our company. We have no key man life insurance on any of these individuals.

Supply chain risk
Hailios has zero control over the availability of components necessary to produce our sensor technology. In relation to the ongoing global pandemic, there have been exceedingly large lead times on certain high demand components for hardware products. Because of this, there are risks associated with a hardware-based business that may affect the overall revenue performance of the business. Hailios has done everything possible to navigate these risks by purchasing extra components early on to keep up with projected demand, however, certain components may become difficult to procure in the future with the unknowns associated with the suppliers we rely on.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Hailios AG (A holding company managed by Carsten Neufing; 61.71% owned by Carsten Neufing - 246,834 shares of Common Stock; 8.13% owned by Lucas Schiff - 32,500 Shares of Common Stock)	9,780,375	Common Stock	62.18
Big Trend Trading Ltd (Managed by Elmar Will; 100% owned by Elmar Will)	3,351,206	Common Stock	21.3

The Company's Securities

The Company has authorized Common Stock, and Convertible Note Securities. As part of the Regulation Crowdfunding raise, the Company will be offering up to 884,296 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 15,728,847 outstanding.

Voting Rights

Common stock voting securities.

Material Rights

The total number of shares outstanding on a fully diluted basis, 15,728,847 shares, includes 15,133,592 shares of Common Stock and 595,255 shares of issued options.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the

Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note Securities

The security will convert into Common stock and the terms of the Convertible Note Securities are outlined below:

Amount outstanding: $1,650,000.00
Maturity Date: December 12, 2021
Interest Rate: 10.0%
Discount Rate: 20.0%
Valuation Cap: $7,500,000.00
Conversion Trigger: $3,000,000.00 investment or liquidation event or 24 months

Material Rights

"Corporate Transaction" means (a) a sale by the Company of all or substantially all of its assets, (b) a merger of the Company with or into another entity (if after such merger the holders of a majority of the Company's voting securities immediately prior to the transaction do not hold a majority of the voting securities of the successor entity) or (c) the transfer of more than 50% of the Company's voting securities to a person or group.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a

smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,650,000.00
  Use of proceeds: Working capital, technology development, marketing
  Date: August 17, 2021
  Offering exemption relied upon: Rule 501 Reg D

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to the year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $130,063.00, as compared to fiscal year 2019 revenue of $31,000.00. As a result of the company moving from paid proof of concept market tests to actual insurance products using our technology, our U.S. sales grew 400% year over year. Given the ongoing pandemic that started in March 2020, we believe that this was a solid performance for our first year in the market with our insurance partners.

Cost of Sales

Cost of sales in 2020 was $16,314.00, proportionately about flat from costs of $3,685.00 in fiscal year 2019. The increase in the cost of sales is directly correlated to the increase in revenue.

Gross Margins

2020 gross profit increased to $113,749.00 over the 2019 gross profit of $27,315.00. This improved performance was again related to the increase in sales.

Expenses

The Company's expenses consist of, among other things, compensation, marketing and sales expenses, fees for professional services and patents, and research and development expenses. Expenses in 2020 were $848,958.00 and $739,522.00 in 2019. Approximately $100,000 of this increase was due to increased development costs.

Historical results and cash flows:

Hailios is on a large growth trajectory. While gross profits should remain similar or slightly better, we will continue to need cash to produce our sensors. In the past two years, funds have been primarily allocated to engineering and technology development, as well as production of prototypes and now full production senors. Prior to this raise we funded these through the sale of equity, some revenue, and some production loans from our manufacturing partner. We see a clear need in the future to raise growth capital and also look into more traditional lending sources as we gain historical revenue and additional market traction.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand,

existing lines of credit, shareholder loans, etc...)

Currently we have the following capital resources:

1. Cash on hand - primarily allocated to operations

2. Line of Credit - Manufacturing partner >$1M with an outstanding balance of $337,171.48. This line revolves and is paid down as we sell the sensors, so there is no preset monthly payment and it is interest-free. (It should be noted that our manufacturing partner is also one of our early investors).

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Our current position allows us to sustain ourselves 5 months on a combination of revenue and cash reserves. Additional revenue is expected in Q1 of 2022 that will give us a runway for another 6 months. The important dates in the insurance business are January 1 annual renewals, April 1 renewals, July 1 renewals and October 1 renewals and our insurance partners have a large pipeline of quotes for January 1, 2022 already. We are seeking additional funds to staff up to support the growth of the company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are necessary to ultimately sustain and grow the company. We are also looking for larger raises in the near future to build out additional product capabilities. The campaign will make up approximately 90% of our available funds if successful.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Since our minimum is so low, it would only add to our marketing budget and not be used to fund the company.

How long will you be able to operate the company if you raise your maximum funding goal?

With no changes to staffing, we would have a runway of approximately 12 months if we assumed zero additional revenue.

Are there any additional future sources of capital available to your company?

(Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will be using this raise as a catalyst to support a substantially larger raise in the range of $10-15 Million to target the build-out of an all new weather AI based on our sensor data and observations.

Indebtedness

Related Party Transactions

- **Name of Entity:** Energy Evolved, LLC
  Names of 20% owners: Lucas Schiff
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Energy Evolved is a company owned by Lucas Schiff, one of the founders of Hailios Inc. He has used his company to bill his services as management fees, rather than being directly employed by Hailios to reduce the overall tax burden on the company at this stage. The agreement between Hailios and Energy Evolved is to pay $10,000 per month for management services. Of this, it has been agreed to pay only $5000 per month and accrue the additional $5000 per month until the company can pay the total amount and pay back the remaining when it has a major cash reserve or upon a liquidation event.
  Material Terms: During 2020 and 2019, the Company paid Energy Evolved, a third-party entity owned by Lucas Schiff for contract labor services. Total expenses for 2020 and 2019 amounted to $130,419 and $125,000, respectively. At December 31, 2020 and 2019, there was 201,039 and $151,039, respectively, included in accrued expenses on the accompnying balance sheets.

- **Name of Entity:** Carsten Neufing
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Carsten is an office in Hailios and is paid as a contractor for his technical and management services, rather than hiring him directly as an employee.
  Material Terms: The agreement between Hailios and Carsten Neufing is to pay $10,000 per month for management services. Of this, it has been agreed to pay only $5000 per month and accrue the additional $5000 per month until the company can pay the total amount and pay back the remaining when it has a major cash reserve or upon a liquidation event.

- **Name of Entity:** Prom Hong Kong Ltd
  Names of 20% owners: Elmar Will
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Prom has offered a revolving line of credit as our manufacturing partner. Prom is an owner in Hailios Inc.

Revolving line of credit of approximately $1 million for production of sensor hardware. 0% interest and is incrementally paid down by the sale of each unit. 1 out 1 paid for.
Material Terms: During 2020 and 2019 the Company paid a third-party entity owned by a stockholder of the Company to manufacture the Company's sensors. Total expenses for 2020 and 2019 amounted to $313,771 and $388,234, respectively. At December 31, 2020, there was $289,786 included in accounts payable on the accompanying balance sheets.

Valuation

Pre-Money Valuation: $19,031,904.87

Valuation Details:

The company has created financial projections based upon the following plan summary:

- 3 scenarios with different volume (conservative, moderate, hyper-growth) and fixed cost assumptions over a 4 year period.

- Assumptions focus mainly on US growth and less on a global rollout of major volumes

- Current sales funnel over $10M+ USD in opportunities for the next 12 months based on key customers

- There are additional opportunities coming with a focus in Canada, Australia/New Zealand, Europe, South America

- All scenarios turn into profitability quickly due to the low fixed cost base

- Business and pricing model creates strong scalability

- Revenue model is based upon recurring subscription fees for use of sensor and data (higher multiples on sales revenue)

The pre-money valuation of Hailios has been calculated using a conservative model of 4X value of sales in 3 years. Basis of annual recurring revenue (ARR) in 3 years of $6.75M USD. In contrast, the hyper-growth scenario results in roughly $30M USD ARR and would put the valuation of the company at $120M USD with 4X multiple on sales.

Hailios has additional Intellectual Property (IP) valued at roughly $7-10M in its current form for sensor development, tooling, and cloud services.

The total number of shares outstanding on a fully diluted basis, 15,728,847 shares, includes 15,133,592 shares of Common Stock and 595,255 shares of issued options.

The pre-money valuation does not take into account any convertible securities

currently outstanding. The Company currently has $1,650,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.44 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  We would aim to reinvest the minimum funding goal back into the crowdfunding campaign. This could be social, TV, direct mail, etc.

If we raise the over allotment amount of $1,069,998.16, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Inventory*
  30.0%
  Being a hardware company, we have upfront cashflow needs to procure sensor hardware prior to sales. This can often be committed capital 6 months prior to arrival and puts a burden on the cash position of the company in a growth phase.

- *Company Employment*
  30.0%
  In order to facilitate massive growth, we need to hire several new people to both produce and handle the demand. Due to our distributed nature, we've kept the operational and sales side of the org quite light, but we now aim to bulk up staff in these two areas.

- *Marketing*
  15.0%
  We are in need of branching out our exposure, as well as helping to educate the market with our insurance partners. A portion of the funds raised will be used to build this awareness.

- *Working Capital*
  21.5%
  Supporting the general capital needs of operating the day to day operations of

the business.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.hailios.com (hailios.com/investor-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hailios

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hailios, Inc.

[See attached]

Hailios, Inc.

Financial Statements

December 31, 2020 and 2019

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

HAILIOS, INC.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders
Hailios, Inc.
Colorado Springs, Colorado

We have reviewed the accompanying financial statements of Hailios, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

November 10, 2021
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

HAILIOS, INC.

Balance Sheets
December 31, 2020 and 2019

Assets	2020	2019
Current assets:		
Cash	$ 112,515	$ 157,292
Accounts receivable	3,000	-
Convertible note receivables	40,000	23,134
Prepaid expenses	-	5,000
Total current assets	155,515	185,426
Property and equipment, net	272,431	-
Deposits	3,778	2,264
Total assets	$ 431,724	$ 187,690
Liabilities and Stockholders' Deficit		
Current liabilities:		
Convertible notes payable	$ 775,000	$ -
Accounts payable	381,790	77,749
Accrued expenses	312,499	153,148
Deferred revenue	25,917	-
Total current liabilities	1,495,206	230,897
Long-term liabilities:		
Convertible notes payable	540,000	775,000
Total liabilities	2,035,206	1,005,897
Stockholders' deficit:		
Common stock $0.001 par value; 100,000,000 shares authorized; 15,133,592 shares issued and outstanding	15,134	15,134
Additional paid-in capital	1,100,234	1,100,234
Accumulated deficit	(2,718,850)	(1,933,575)
Total stockholders' deficit	(1,603,482)	(818,207)
Total liabilities and stockholders' deficit	$ 431,724	$ 187,690

See report of independent accountants and accompanying notes to financial statements.

HAILIOS, INC.

Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue	$ 130,063	$ 31,000
Cost of revenue	16,314	3,685
Gross profit	113,749	27,315
Operating expenses	848,958	739,522
Operating loss	(735,209)	(712,207)
Other income (expense):		
Other income	4,285	-
Interest expense	(54,351)	(2,017)
Total other expenses, net	(50,066)	(2,017)
Net loss	$ (785,275)	$ (714,224)

See report of independent accountants and accompanying notes to financial statements.

HAILIOS, INC.

Statements of Changes in Stockholders' Deficit
Years Ended December 31, 2020 and 2019

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2019	$ 15,134	$ 1,100,234	$ (1,219,351)	$ (103,983)
Net loss	-	-	(714,224)	(714,224)
Balance, December 31, 2019	15,134	1,100,234	(1,933,575)	(818,207)
Net loss	-	-	(785,275)	(785,275)
Balance, December 31, 2020	$ 15,134	$ 1,100,234	$ (2,718,850)	$ (1,603,482)

See report of independent accountants and accompanying notes to financial statements.

HAILIOS, INC.

Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (785,275)	$ (714,224)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	19,365	-
Change in operating assets and liabilities:		
Accounts receivable	(3,000)	-
Inventory	-	8,805
Prepaid expenses	5,000	45,000
Deposits	(1,514)	-
Accounts payable	304,041	6,223
Accrued expenses	159,351	66,932
Deferred revenue	25,917	-
Net cash used in operating activities	(276,115)	(587,264)
Cash flows used in investing activities:		
Purchases of property and equipment	(291,796)	-
Cash flows provided by financing activities:		
Proceeds from issuance of convertible notes payable	523,134	730,966
Net change in cash	(44,777)	143,702
Cash, beginning of year	157,292	13,590
Cash, end of year	$ 112,515	$ 157,292
Supplemental disclosure of non-cash transactions:		
Issuance of convertible notes payable included as other receivables	$ 40,000	$ 23,134

See report of independent accountants and accompanying notes to financial statements.

HAILIOS, INC.

Notes to Financial Statements

1. Summary of Significant Accounting Policies:

Nature of Business: Hailios, Inc. (the "Company") was incorporated on March 2, 2017 in the State of Colorado and is headquartered in Colorado Springs, Colorado. The Company provides a fully autonomous sensor that records environmental and storm data.

In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's future financial statements is unknown at this time.

Management's Plans: The Company's updated strategic plan for 2021 and beyond is focused on growing customer base while seeing a reduction in research and development costs. The Company has engaged a marketing firm to assist with marketing and advertising. The Company believes its strategy will enable it to effectively execute these goals and continue for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in a financial institution with balances that periodically exceed federally insured limits. Accounts receivable is made up of many customers across various geographic regions.

As of and for the year ended December 31, 2020 and 2019, one supplier accounted for 100% of the production for the sensors.

Accounts Receivable: Accounts receivable is stated at the contract amount. The Company continually reviews their customer account balances for collectability. Management monitors outstanding receivable balances and provides an allowance for any amounts determined to be uncollectible. An allowance for doubtful accounts was not deemed necessary at December 31, 2020 and 2019.

1. Summary of Significant Accounting Policies, Continued:

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized, and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line method based upon the estimated useful lives of related assets, which is three to five years. Leasehold improvements are recorded at cost and amortized over the lesser of their estimated useful life or lease term which is three years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition: Effective January 1, 2020, the Company adopted ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“Topic 606”), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard’s core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard during 2020, under the full retrospective transition method. The adoption of Topic 606 did not have a material impact on the Company’s beginning of year stockholder’s deficit or revenue for 2020 and 2019.

The Company has two primary sources of revenue derived from its installation services and from monthly data monitoring contracts. Each of these contracts individually consist of a single performance obligation. The Company’s installation revenue is recognized at the time the installation of the sensor is complete. The Company’s monthly monitoring service revenue is recognized monthly as the Company monitors the data collected from their sensors. Revenue from installations totaled $105,083 for 2020 and $31,000 for 2019. Revenue from monitoring of the sensors totaled $24,980 for 2020. There was no revenue generated from monitoring the sensors during 2019.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected as services are performed. Any amounts received prior to revenue being earned are recorded as deferred revenue on the accompanying balance sheet and are considered a contract liability.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $136,495 for 2020 and $6,968 for 2019.

1. Summary of Significant Accounting Policies, Continued:

Income Taxes: The Company's deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis.

Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through November 10, 2021, the date the financial statements were available to be issued, and has determined that other than disclosed in Note 3 and Note 4, there are no subsequent events to be reported in the accompanying financial statements.

2. Property and Equipment:

Property and equipment consisted of the following at December 31, 2020:

Equipment	$	288,267
Leasehold improvements		3,650
		291,917
Less - accumulated depreciation		19,486
	$	272,431

Depreciation and amortization expense was $19,486 for 2020.

3. Convertible Notes:

The Company has various convertible note agreements outstanding for the total principal amount of $1,315,000. The notes bear interest at 5% annum and have beneficial conversion features upon which the principal will convert at the lessor of 80% of the per unit price paid by investors, as identified in the note agreements, or the valuation cap divided by shares outstanding prior to the conversion to common stock. The notes also have valuation caps up to $7,500,000. All unpaid principal and accrued interest are due upon maturity which ranges from December 2021 to December 2023 or will convert upon an equity financing or change in control event. At December 31, 2020, principal of $1,315,000 and accrued interest of $56,368, was outstanding. At December 31, 2019, principal of $775,000 and accrued interest of $2,017, was outstanding. At December 31, 2020 and 2019, the Company had not received all funds from executed convertible note agreements and included $40,000 and $23,134, respectively, as other receivables in the accompanying balance sheets.

During 2021, the Company issued an additional $305,000 in convertible notes payable with the same terms as disclosed above.

4. Stockholders' Deficit:

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 100,000,000 shares of common stock at $0.001 par value per share. The Company had 15,133,952 shares issued and outstanding at December 31, 2020 and 2019.

The Company issued 151,336 restricted shares in 2020. Stock awards vest according to time schedules outlined in each agreement. During 2020, 111,400 restricted stock shares vested. The fair value of the restricted common shares issued during 2020 was determined by management to be immaterial to the financial statements. As such, no stock compensation expense was recorded for 2020.

During 2021, the Company issued an additional 423,830 in restricted shares.

5. Related Party Transactions:

During 2020 and 2019, the Company paid a third-party entity owned by a stockholder and executive of the Company for contract labor services. Total expenses for 2020 and 2019 amounted to $130,419 and $125,000, respectively. At December 31, 2020 and 2019, there was $201,039 and $151,039, respectively, included in accrued expenses on the accompanying balance sheets.

During 2020 and 2019, the Company paid a third-party entity owned by a stockholder of the Company to manufacture the Company's sensors. Total expenses for 2020 and 2019 amounted to $313,771 and $388,234, respectively. At December 31, 2020, there was $289,786 included in accounts payable on the accompanying balance sheets.

6. Leases:

The Company leases office and warehouse space under various non-cancellable operating lease agreements. The leases expire in December 2022 and call for monthly payments ranging from $1,400 to $2,449.

Year	Amount
2021	$ 45,733
2022	47,562
	$ 93,295

Rent expense under all lease agreements was $43,974 for 2020 and $27,314 for 2019.

7. Income Taxes:

The Company has federal and state net operating loss carry forwards of approximately $2,200,000 at December 31, 2020, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income, as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Hailios

Empowering our world with revolutionary environmental data


HAIL DATA: SOLVE
Meet the world's first compact, wireless hail detection and analysis platform.

Website | Colorado Springs, CO | ENVIRONMENT

$0.00 raised

0 Investors	$19M Valuation
$1.21 Price per Share	$249.26 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Everyone on Earth is affected by weather. When hail falls from the sky, Hailios knows what the hail actually happened because they developed one of the world's first ultra-compact, wireless hail sensor and analysis platform for parametric hail insurance.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Hail causes** over $36 billion in damages globally, and the global weather information technologies is fast-growing, valued at $9.41 billion in 2019 and expected to hit $18.07 billion by 2027.
- **Hailios has solved an expensive and complicated problem.** Hail is super destructive and melts quickly, making it ghostly in nature. Hailios has developed the only ground sensor that collects granular hail data in realtime that is easy to deploy, making it highly scalable. (Patent Pending # US20200081153A1)
- **Poised to be a global supplier of environmental data.** Hailios is active in the US, Australia, Canada, and Europe, working with over 18 companies across the insurance value chain, such as SwissRe, Berkshire Hathaway, AXA Climate, AON, Generali, and Descartes.

OVERVIEW

Fast and accurate hail claims processing

Hailios' Eyewitness IoT sensor is the world's first compact, wireless hail detection and analysis system (patent pending # US20200081153A1). Without Hailios, the only existing sources the insurance industry can rely on for measuring hail are based on radar and satellite data sets, significantly lacking in accuracy. Such data sets are based on estimations of what might be in a storm cloud that's gathered from thousands of feet or even miles away. However, hail is an unpredictable weather phenomenon. Hail can be blown off its projected course and dramatically change in size as well as velocity between the time it falls from a cloud and makes impact with the ground. Hailios takes a radical approach to hail data by developing a sensor that captures data from the ground up. With their eyes looking up to the skies, the Hailios Eyewitness sensor is a scalable solution that captures irrefutable hail and other environmental data sets to insurance companies in real-time.

While some believe an accessible solution lies in applying AI to radar technology, the fact is AI will only be effective if it has large streams of accurate data. The Hailios Scoop database provides real-time, ground-truth data that helps shape the future of insurance and empower any future AI learning.


HAILIOS
FAST, ACCURATE
HAIL CLAIMS PROCESSING
WASN'T POSSIBLE.
UNTIL NOW.

The unknowns associated with climate change and its impact on severe weather is driving the need for better data and better insurance approaches. Most important among these approaches is **parametric insurance**, which is fast becoming the global standard for coverage and automated weather-related claims payout. Parametric insurance automatically pays out on the basis of a pre-agreed weather trigger, such as maximum hail size or volume at a property, eliminating the need for an adjuster to assess damage. Hailios is positioned at the heart of the parametric market, able to accurately sense and understand what happens at each property or asset being insured. This innovation saves insurers and policyholders substantial money and time in the claims process, while facilitating greater climate resiliency. Hailios is working with 18+ insurance companies across the value chain to provide the data trigger for hail parametric and have the market approaching them for data solutions.


WE HAVE REVOLUTIONIZED
THE APPROACH
CURRENT MODEL
Insurance covers only property; big deductible.
Property damage inspected by adjusters
Months / years to receive payouts
VS
PARAMETRIC MODEL
Fills protection gaps and can cover downtime in business and deductibles.
Sensors tell insurer exactly what happened and trigger payout based on predetermined values.
Claims processed in under 10 days.

THE PROBLEM

Hail damage is extremely costly and can be very difficult to manage for insurers and policyholders

The cost of hail damage was more than $36 billion in the US last year (surpassing hurricanes), as it continues to become more frequent and intense, occurring in more populated areas each year.



HAIL CAUSED OVER $36B OF PROPERTY & CROP DAMAGE LAST YEAR
LEARN MORE

As the frequency of hail storms increases, insurance companies are faced with the simple problem that hail is ice, and ice melts. This makes hail extremely difficult to study or even predict since a lot can happen between the clouds (where radar measures it) and the ground. Data on hail is some of the most difficult to capture because it is hyper-localized and damage levels can vary greatly, even within a few hundred feet of one another. Insurers and policyholders need a solution for the rising gaps in coverage, but in order to provide this type of coverage (parametric insurance), they need access to accurate, granular, and localized data.



"Educated" guesses
Limited data
EXISTING SYSTEMS
Not accessible or scalable
Limited accuracy
Forecasts & data gaps
Costly hardware
OTHER TECHNOLOGIES ARE ANTIQUATED

THE MARKET

Hailios' accuracy, efficiency, and affordability is unmatched as we meet the demands of a growing multibillion-dollar market

Severe weather and climate disaster events that caused over $1 billion worth of damages have cost the US over $2 trillion since 1980, with $1 trillion occurring in just the last decade.

The global weather information technologies market was valued at $9.41 billion in 2019, with an expected CAGR of 8.5% through 2027, arriving at a market value of $18.07 billion (link needed). This means the market will double in size by 2027, with climate change continuing to push the need for accurate weather data collection.


THE GLOBAL WEATHER INFOTECH MARKET WILL DOUBLE IN SIZE BY 2027
It will continue to grow as climate change worsens & more accurate data collection is required
2027
2021
TECHNOLOGIES MARKET

New Verticals

Canceled concerts used to be few and far between. After the coronavirus outbreak and subsequent shutdowns, canceled concerts are all too familiar. These large-budget, in-person events also seek insurance policies for weather-related cancellations.

Hailios services can be leveraged to cover more than roofs, cars, or crops. Hailios technology is being applied to more vertical markets every day.


TECHNOLOGY DELIVERED
Our cutting-edge weather sensor records the most accurate ground-level data and was intentionally made to be easy to transport, install, and activate.
EASY TO SHIP
At only 16 pounds and roughly the size of a pizza box, our sensor can be shipped via Fedex to wherever it is needed.
EASY TO INSTALL
If you can peel a sticker you can install our sensor. No professional installation (or fee) necessary.
EASY TO DEPLOY
Wireless and solar powered, our sensors can get to work immediately with accurate data only a few seconds away.

In addition to being hyper-accurate, our technology was designed for scale and easy set-up. The Eyewitness sensor can be shipped anywhere in the world and installed in less than 10 minutes, and immediately starts capturing and sharing data to Scoop, our centralized database and dashboard. Hailios has the easiest, more accurate, and most affordable solution available on the market.


THE AI DATA CONNECTION
More sensors means more data.
More data means better coverage for everyone.

THE SOLUTION

We've revolutionized the approach to capturing hail data

We believe our patent pending Eyewitness IoT sensor technology is unlike anything on the market today, and is able to monitor hail intensity, hail diameter, how many impacts, timestamps for each impact, temperature, barometric pressure, lightning, wind speed and direction, precipitation, solar radiation, UV and photometrics. We combine our data for hail impact with global satellite and radar data to provide the most robust event data possible.


That will change the Insurance Industry as we know it.
REVOLUTIONARY TECHNOLOGY
FOR HAIL DETECTION & ANALYSIS

Our system is highly scalable and enables a wide array of benefits to insurers and policyholders alike. We partner with insurance and data companies to become their hail data provider, and collectively build parametric product(s) that incorporate our services as the data trigger. This effectively gives us wide-scale distribution through each of our partnerships.

We offer our hardware, connectivity, cloud service, 24/7 monitoring, maintenance and data, charging a one-time installment fee and a recurring subscription fee. Our partners use their existing distribution channels to sell the parametric products to their customers (auto dealerships, farms, apartment building owners, etc.), which allows us to organically build out broader networks of sensors to be used in other low cost solutions and services for other verticals, like 'Smart Neighborhoods', which we are pioneering with a major retail insurance partner.


THE HAILIOS MODEL
OUR SUBSCRIPTION MODEL
What is hail data?
Who needs hail data?
1 A comprehensive data subscription with access to all active sensors
2 Access to data in a specific, predetermined area gathered by your personal sensor.
Hail has been notoriously misreported due to the simple fact that hail is ice and ice melts. With our sensor, we accurately report how much hail hit the ground, what size, and the velocity.
Insurance providers need accurate hail data to prevent fraud and initiate the payout process. With parametric policies, our data serves as the trigger to begin the payout process before the storm is even over.

OUR TRACTION

We are working with over 18 companies on three different continents, and have received numerous awards for our innovation

We are active in the US, Australia, Canada, and Europe, working with over 18 companies across the insurance value chain, such as SwissRe, AXA Climate, AON, Generali, Descartes, McGowan Companies, RSG-Allrisks, Berkshire Hathaway, SCOR, MunichRe, Marsh, Hailsure, Renewable Guard, and Amwins.

With 99% SaaS renewals year over year, we have active customers in key verticals such as auto dealerships, agriculture, municipalities, multi-family, commercial, and residential.


WORKING WITH INSURANCE
McGowan
SCOR
The Art & Science of Risk
AXA
RSG
Munich RE
HAILSURE
Berkshire Hathaway Inc.
Swiss Re
ARBOL
MARSH

In addition, Hailios has received the following recognition and awards:

- Named 1 of 11 “InsurTechs to watch in 2021” by Property Casualty 360
- Named a “2021 Insurtech Impact 25” honoree by Oxbow Partners
- Google Climate Accelerator nominee (2021)
- Lloyd’s of London, Lloyd’s Lab Cohort 5 (2020)
- Plug and Play Accelerator Finalist (2019)
- Hartford Insurtech Hub finalist (2018)


HAILIOS IN
ACTION

WHY INVEST

Our proven proprietary technology has massive market potential

Our product is fully developed and live on the market in three different continents, and we are currently looking to expand our partners and do a “land grab” to edge out current and future competitors. Our vision is to be the industry leader for hail data collection, as the most hyper-local environmental data solution in the world. As we continue to aggregate the data points of each sensor we deploy, we believe we will be able to provide the most accurate historical and forecasting data available.

Hailios is already working with over 18 different companies across numerous verticals within the insurance value chain, and we’ve only just scratched the surface of our potential market. With each insurance or data partnership, we have tens of millions in potential subscription revenue. As the global weather information technologies market exceeds $10 billion and parametric insurance becomes the global standard, Hailios is well-positioned for success. We believe our proprietary ground up approach to hail detection and analysis is simply unparalleled by any radar or satellite system out there.


HAIL IS JUST
THE BEGINNING
The industry-changing data from our sensor platform can be applied to measure and learn about wildfires, precipitation, earthquakes, lightning, solar radiation, air quality, wind, and more.
Haillos is the premier weather-data provider with AI fed by the ultimate source: ground-truth sensors.
OUR MARKET IS ANYWHERE WITH WEATHER, MEANING
THIS OPPORTUNITY IS MASSIVE

At any moment, every human on Earth is susceptible to weather. While we are all affected by it, we are not equally protected. Our sensors take traditional insurance from a speculative and reactive industry, limited by time and human resources, to real-time facts. Insurance backed by data means faster payouts, less fraud, and overall better protection for more people.

A lot of startups have to convince you of their market: ours is Earth. We believe our product fits anywhere and everywhere weather happens. As our web of connectivity grows, we project our data will power more solutions.

Invest in Hailios now to help build a more connected and climate-resilient future.

In the Press

ARTEMIS PROPERTY CASUALTY 360° INSURANCE JOURNAL in Reinsurance News

SHOW MORE

Meet Our Team



Lucas Schiff

Co-founder, CEO & Board Director

Lucas Schiff is the co-founder and CEO of Hailios Inc. Lucas brings over 20 years in technology development, engineering, business development, and executive management. Most recently he is the Founder and Executive Chairman of an IoT startup called Nimbus 9, focused on providing increased energy efficiency to buildings through autonomous optimization of lighting and HVAC, and was the world's first completely cloud based lighting control system for commercial application. He has several patents filed pertaining to IoT connected hardware and cloud software. He has worked for Fortune 500 companies, including Yamaha Motor Corporation as a Product Engineer in the WaveRunner division, Trane as a Consulting Engineer through his company Energy Evolved, and Honeywell as the North and South American Product Expert of FAST video security and was instrumental in developing the OEM relationship between the two and where he and Carsten first met. He has also been a part of founding or being an early hire at numerous startups in the security, clean tech, and ISP industries. He sold his cleantech startup Solargreen Technologies in 2011. He brings a wealth of value to the team through his connections to insurance, technology industries and its suppliers, as well as his proven IoT strategy and thought leadership. Lucas studied Mechanical Engineering at the Dunwoody Institute of Technology.



Carsten Neufing

Co-founder, CTO & Board Chairman

Carsten Neufing is the co-founder and CTO of Hailios Inc. Carsten began his professional career as an Engineer and started his first company which sold personal computers in 1991 before he founded FAST media integrations AG (later FAST video security AG) in 1994. Companies like Mitsubishi, Siemens, and Honeywell sold the FAST systems under their label to monitor airports, nuclear power plants, and some of the biggest casinos in Las Vegas. As one of the two managing directors, Carsten was responsible for all day-to-day business and all product development. FAST video security AG was sold to NICE Systems in 2005. Carsten later paused his operative work and pursued studies in Psychology. Additionally, Carsten has been a lead investor and CVO in Kokeisl AG – a company which developed automated guided vehicles and bulk good automation systems. Carsten takes care of the product strategy and product development. Carsten holds the following degrees: Masters in Information Technology, Masters in Psychology, and a Masters in Business Administration.



Olaf Scale

CFO

Olaf Scale is the CFO of Hailios Inc. Olaf has served in the role of CFO for publicly traded companies in the US stock market like Itron (metering in the energy and water resource management industry) and Grace (a specialty chemicals and materials company) as well as for various German publicly traded companies and private groups. As a CFO, he has spanned regional coverage for EMEA, the Americas, and currently Asia Pacific, offering a broad understanding of business models and factors for success. Most recently, Olaf has been in China for an Austrian company that is publicly traded on the London stock exchange. Olaf has also supported portfolio positions from growing to selling, from restructuring to scaling up, and has successfully overseen M&A for various sized companies in many countries.



Elmar Will

Director of Manufacturing, Board Director

Elmar Will has a master's degree in Electrical Engineering, and has worked for various semiconductor manufacturers including Texas Instruments. He has been heavily involved in manufacturing since the early 1990s, and owns factories in Asia that produce various electronic products that range from precision power supplies for industrial equipment to medical equipment. Elmar prides himself in combining German engineering with specialized Asian manufacturing to produce the highest quality product at the best value. Elmar's expertise in manufacturing has been instrumental in securing Hailios' ability to produce high precision sensors at scale.



Rob McMullan

VP Corporate and Business Development

Rob has led global business development for award-winning technology firms, is an alumnus of Harvard and the University of Waterloo, and has extensive experience in marketing, business development, investment management, fintech, insurtech, cross-functional team leadership and corporate strategy. Rob describes himself as a friendly international frog and is fond of the Japanese saying that a frog in a well knows nothing of the ocean.



Nicole Anthony

Director of Marketing

Nicole has managed and led initiatives that leverage new technologies for strengthening community engagement for major public institutions such as the University of California, Berkeley and the University of Colorado, Colorado Springs. She has worked in Latin America as an archeologist, produced award-winning exhibitions and events, and most recently raised funds to build a 92,000 sq-ft arts complex. Nicole's penchant for people, culture, and technology, coupled with a natural curiosity of the world and insatiable appetite for learning, makes her a strong addition to the Hailios team.

Offering Summary

Company	Hailios, Inc.
Corporate Address	102 W Colorado Ave, Colorado Springs, CO 80903
Offering Minimum	$9,999.44
Offering Maximum	$1,069,998.16
Minimum Investment Amount (per investor)	$249.26

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,264
Maximum Number of Shares Offered	884,296
Price per Share	$1.21
Pre-Money Valuation	$19,031,904.87

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

$1000 - Tier I - Invest $1,000, and receive 5% bonus shares.

$5000 - Tier II Invest $5,000, and receive 10% bonus shares.

$10000 - Tier III Invest $10,000, and receive 15% bonus shares.

$25000 - Tier IV Invest $25,000, and receive 20% bonus shares.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hailios will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.21 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $121. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company will not incur any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Hailios to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

©2021 All Rights Reserved

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Intro music / soundscape: Open Singing in the Rain Remix

Hail is costly. The insurance industry spends billions not just in hail damage, but also in dealing with fraud. For the people, industries, and assets hit the hardest (and most consistently) by hail, traditional insurance is no longer enough. The tools and technologies used to process hail claims are not very accurate, not to mention slow and arduous, and frankly expensive. That is until Hailios came on the scene in 2017.

We have developed a sensor that captures the most accurate hail data in the world, added bonus, it has the power to scale globally easily.

((Pull from product overview video)) Meet Eyewitness, our compact and self-contained ground-level sensor that is the solution for capturing hail data at the property level in real-time. Designed for 24/7 monitoring, Eyewitness is wire-free and fully autonomous. No wires means zero maintenance. Eyewitness is self-powered, harnessing and storing power from the sun. The plastic casing makes the sensor durable and lightweight. At 16 pounds, Eyewitness is easy to handle and simple to install with its unique 'peel and stick' design.

Eyewitness captures granular, time-stamped data for every hail impact. It sends all data sets in real-time to Scoop, our cloud-based dashboard.

Here's a fun, not so fun, fact: it hails on every continent on Earth. Our sensors, thanks to their wireless, compact design, are ready to travel and deploy immediately. Hailios is active on three continents with hundreds of sensors connected and expanding weekly.

To put the capabilities of Hailios into perspective, one sensor on your roof will help your family. If your neighbor gets a sensor, the web of protection grows. When neighborhoods, communities, fields, businesses, schools, and more are equipped with sensors, the web of protection and connectivity will be incomparable.

We raised $2.7 million to build our technologies and gain initial traction in the insurance market. Hailios is already working with some of the largest global insurers, we've been highlighted as a company to watch from multiple tech publications, and we were selected for the Lloyd's of London Accelerator Program.

Now we are seeking investment to grow and expand Hailios on a global scale.

At any moment, every human on Earth is susceptible to the weather. Our sensors take traditional insurance from a speculative and reactive industry, limited by time and human resources, to real-time facts. Insurance backed by data means faster payouts, less fraud, and overall better protection for more people.

Invest in Hailios now to help build a more connected and climate-resilient future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.